December 4, 2012

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Re: Investment Letter

Gentlemen and Ladies:

American Funds Inflation Linked Bond Fund, a Delaware statutory trust (the “Fund”), hereby offers to sell to you 10,000 shares of its Class A shares of beneficial interest at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS INFLATION LINKED BOND FUND

By /s/ Courtney R. Taylor

Courtney R. Taylor

Confirmed and agreed to December 4, 2012

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By /s/ Michael J. Downer

Michael J. Downer

Senior Vice President and Secretary